April 24, 2013

Vote “Withhold” on Cablevision’s Five Class A Directors

Dear Cablevision Class A Shareowner:

On behalf of the New York City Pension Funds (NYC Funds), I urge you to vote WITHHOLD on all five Class A director nominees – Zachary W. Carter, Thomas V. Reifenheiser, John R. Ryan, Vincent Tese and Leonard Tow – at Cablevision Systems’ May 23, 2013 annual meeting.  The NYC Funds are long-term Cablevision shareowners, with 532,020 Class A shares.

We believe recent speculation by Citibank analyst Jason Bazinet that Cablevision will be sold in the next 12 to 18 months lends new urgency to the longstanding need for accountable and independent Class A directors to protect Cablevision’s public (Class A) shareowners.

Current Directors are Entrenched and Unaccountable

Class A shareowners withheld the majority of votes cast from Class A directors Reifenheiser, Ryan and Tese at Cablevision’s 2010 and 2012 annual meetings.  The three are among the longest-serving board members, with average tenure of 13 years, and comprise the compensation committee that has repeatedly awarded excessive pay.  That all three remain on the board suggests that one of the few rights afforded Class A shareowners under Cablevision’s dual class share structure – to elect at least 25 percent of the members of the board – is fictitious.

Because the board has no nominating committee, Class A directors serve as the de facto nominating committee for themselves under Cablevision’s Corporate Governance Guidelines.  In our view, all five directors should therefore be held accountable for re-nominating these three directors who have repeatedly failed to receive majority support.  Moreover, we believe the Class A directors, who are five of only seven directors classified as independent on Cablevision’s 17-member board, have failed as a group to provide effective, independent oversight.

Poor Performance, High Pay and Pervasive Conflicts

Cablevision’s fundamental lack of board accountability exacerbates longstanding concerns that the company is run for the benefit of the Dolans – who control 73 percent of the voting power despite owning less than one quarter of the company – at the expense of public shareowners.  These concerns are fueled not only by Cablevision’s dual class share structure and insider-controlled board – 10 of 17 directors are Dolan family-members or in-laws – but also by its:

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

April 24, 2013
Liu to Cablevision Systems’ Shareowners

•	Poor performance. Cablevision’s total shareowner returns, adjusted for spinoffs, rank in the bottom quartile of its Bloomberg-selected peer group for the past one, three and five years.

•
Excessive executive compensation. Total combined compensation for Chairman Charles F. Dolan and his son, CEO James L. Dolan, surged 49% to $33.4 million in 2012 despite shareowner returns that dramatically lagged the company-selected peer group; Cablevision’s shares rose 9% in 2012 compared to a 57% increase for the company-selected peer group.   The spike in 2012 compensation is especially troubling given that pay was already high relative to peers in 2011, according to leading proxy advisors ISS and Glass Lewis.

•
Pervasive conflicts of interest.  There are extensive related-party transactions and other conflicts of interest involving the company and entities controlled by the Dolans, including AMC Networks and The Madison Square Garden Company.  In addition, numerous Dolan family members and in-laws are on the Cablevision payroll as directors and employees.

Public Shareowners Need Accountable and Independent Class A Directors

The board classifies as independent all five Class A directors and two of 12 Class B directors, but there is no requirement that any Class B directors be independent.  Independent directors play an especially critical role given that insiders control the board.  Among their duties, independent directors serve on the compensation committee, review and approve all related-party transactions between the company and the Dolans or entities they control, and approve certain personal transactions by the Dolans that create a conflict of interest for the company.

Having more accountable Class A directors will be even more critical if Cablevision is to be sold in the near future.  Consistent with directors’ duty of loyalty under Delaware law and the company’s own past practice, a proposed sale may well involve review and approval by a committee of independent directors elected by Class A shareowners.  Class A shareowners blocked the Dolan’s $10.6 billion buyout of Cablevision in 2007 over the recommendation of a special committee consisting of directors Reifenheiser and Ryan.  It was then the largest buyout ever rejected by shareowners, according to the New York Times (10/25/07).

Demand Reform by Voting “Withhold” on all Five Class A Nominees

Cablevision’s public shareowners urgently require Class A directors that are genuinely independent and accountable.  By withholding your votes, you can help to send a message that the Cablevision board can no longer ignore the need for boardroom change.  Please don’t hesitate to contact Michael Garland at (212) 669-2517 for additional information.

Sincerely,

John C. Liu

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.